UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SOLANA COMPANY

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-38445 (Commission file number)

1650 Market Street, Suite 3600, PMB 17139084 Philadelphia, PA (Address of principal executive offices)	19103 (Zip Code)

Joseph Chee, Chairman and President and Chief Executive Officer, (215) 944-6100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Solana Company (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1 to December 31, 2025.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at: https://ir.solanacompany.co/financial-information/sec-filings.

Item 1.02	Exhibit

A Conflict Minerals Report required by Item 1.01 covering the period January 1 to December 31, 2025 has been filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits.

Exhibit No.	Description
1.01	Solana Company Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2026	SOLANA COMPANY

	By:	/s/ Agustina Gani Tjandrasuwita
Agustina Gani Tjandrasuwita
Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary